Exhibit 99.1

                                                        [GRAPHIC OMITTED] ACERGY

PRESS RELEASE

                   Acergy S.A. Announces Third Quarter Results

London, England - October 10, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today unaudited results for the third quarter which ended on August 31, 2007.

Financial Highlights

                                                   Three Months Ended         Nine Months Ended
                                                -----------------------    -----------------------
                                                 Aug.31.07    Aug.31.06     Aug.31.07    Aug.31.06
In $ millions                                    Unaudited    Unaudited     Unaudited    Unaudited
-------------------------------------------     ----------   ----------    ----------   ----------
Net operating revenue from continuing
 operations                                          709.2        607.0       1,909.1      1,511.4
Gross profit                                         161.8        130.0         373.1        296.8
Net operating income from continuing
 operations                                          125.0        108.5         263.0        214.1
Net income from continuing operations                 79.9         66.6         167.5        146.7
Net income / (loss) from discontinued
 operations                                              -        (12.8)          4.9        (13.1)
Gain on disposal of discontinued operations              -            -             -         35.1
Net income                                            79.9         53.8         172.4        168.7

                                                   Three Months Ended         Nine Months Ended
                                                -----------------------    -----------------------
                                                 Aug.31.07    Aug.31.06     Aug.31.07    Aug.31.06
PER SHARE DATA (Diluted)                         Unaudited    Unaudited     Unaudited    Unaudited
-------------------------------------------     ----------   ----------    ----------   ----------
Earnings per share from continuing
 operations                                          $0.39        $0.34         $0.82        $0.74
Earnings per share from discontinued
 operations                                              -       ($0.07)        $0.02        $0.11
Net earnings per share                               $0.39        $0.27         $0.84        $0.85
Weighted-average number of common shares
 issued (millions)                                   212.1        198.3         213.6        197.9

Highlights

- A strong quarter with high activity levels and good execution of continuing complex operations
-    Greater Plutonio achieved significant progress during the quarter
-    The Polar Queen joined the fleet and mobilised immediately to West Africa
- Sapura Acergy joint venture was awarded $175 million Kikeh pipeline deepwater installation contract in Malaysia

Post Quarter Highlights

-    First oil on Greater Plutonio achieved on the southern production system

                                                        [GRAPHIC OMITTED] ACERGY

Tom Ehret, Chief Executive Officer, said, "In another quarter of high activity levels, with quarterly revenue exceeding $700 million for the first time, significant progress was achieved on a number of major projects. Delivery of first oil on Greater Plutonio was a significant milestone on the largest project that we have undertaken. We expect mechanical completion of this project by year end. The Polar Queen, a key deepwater enabling asset, joined the fleet in August and is now fully committed on projects in West Africa and South America until the first quarter of 2009. The level of awards in the quarter was low with long awaited contract awards in West Africa still outstanding. However, we are confident that we will see material backlog growth by the time we report the full year results."

Operating Review

Acergy Africa and Mediterranean - A very active quarter in West Africa with revenue up 30% on the same quarter in 2006. On the Greater Plutonio project, significant progress was made during the quarter, resulting in a strong financial contribution. The tie-in programme continued towards the hand over of the southern production system for first oil after quarter end. Installation work on the Moho Bilondo project in the Congo continued with the Polar Queen mobilising to work on this project. Commercial activity continues to be intense with a number of the long awaited major contracts now expected to move closer to award.

Acergy Northern Europe and Canada - The high level of activity continued throughout the quarter with revenue broadly in line with the same quarter in 2006. The main project activity included work under the CNR Frame Agreement, the Njord Gas export line and the Starling project. The Acergy Piper successfully completed the Tyrihans project ahead of schedule. The technically demanding Tampen Hot-Tap and H7 bypass projects completed during the quarter. All assets deployed in Northern Europe worked at full capacity throughout the quarter.

Acergy North America and Mexico - Project management and engineering support for projects in Brazil continued throughout the quarter. Targeted tendering continues for deepwater projects in the Gulf of Mexico.

Acergy South America - The growth in Acergy South America is demonstrated with revenue increasing to $63 million compared to $20 million for the same quarter in 2006. SURF projects now represent 60% of regional backlog. The PRA-1 contract passed a major milestone with the installation of the three manifolds. The build up of the Acergy infrastructure in Brazil continues ahead of the offshore phases of Frade and Mexilhao projects in 2008. The three ships on long term charter to Petrobras achieved 97% utilisation in the quarter.

Acergy Asia and Middle East - Revenues declined in the quarter compared to the same period in 2006, as the early contribution from current projects did not replace the contribution from the Casino project. The Dai Hung project was physically completed at a loss in the quarter, although contract closure is anticipated in the coming months, and the region continued to build up its organisation. The $5.7 million gain realised on the sale of shallow water assets during the quarter was more than offset by the planned dry docking of the Toisa Proteus which resulted in lower ship utilisation. The Sapura Acergy joint venture remained loss making and will continue to be so until the delivery of the Sapura 3000.

Asset Development
The Polar Queen, was delivered during the latter part of the quarter. Both the Sapura 3000 and the Acergy Viking are expected to join the fleet by year end.

                                                        [GRAPHIC OMITTED] ACERGY

Non-consolidated joint ventures
The contribution from non-consolidated joint ventures in the quarter was down significantly from the same quarter in 2006. This decrease was mainly due to lower activity in the Seaway Heavy Lifting joint venture, due to repairs on the Stanislav Yudin during June, and mobilising to work for our joint venture partner for the remainder of the period. The major contributors in the quarter were the Subsea7 project joint venture in Norway and NKT Flexibles. The Sapura Acergy joint venture remained loss making as expected, prior to the delivery of the Sapura 3000.

Financial Review
Net operating revenue from continuing operations for the third quarter increased 17% to $709.2 million compared to the same quarter in 2006, primarily due to increased activity levels in West Africa and South America.

Net operating income from continuing operations for the third quarter was $125.0 million compared to $108.5 million for the same period in 2006. This was primarily as a result of improved project performance and a higher level of activity, particularly in West Africa, offset by the lower contribution from non-consolidated joint ventures at $10.8 million compared to $23.7 million. Selling, General and Administrative expenses for the quarter increased 25% to $53.1 million compared to the same period in 2006 due to increased activity levels, higher tendering and infrastructure build up costs, including some one-off costs.

The tax charge for the quarter was $41 million, an effective tax rate of 34% for the quarter. Whilst the underlying charge from operations increased to approximately 37%, caused by a change in the profit mix, the partial release of a provision in respect of ongoing tax audits reduced the net quarterly rate to 34%.

Net income was $79.9 million compared to $66.6 million for continuing operations in 2006, reflecting the higher level of activity during the quarter, and compared to $53.8 million for all operations in the same period in 2006, which included a $12.8 million loss on discontinued operations.

The cash and cash equivalents position at the quarter end was $518.1 million, compared to $500.2 million as at May 31, 2007, due to strong cash generation from operations, offset by planned capital expenditure at $65 million and the dividend payment of $38 million. Total advance billings at the quarter end stood at $201.7 million compared to $209.7 million at May 31, 2007.

At quarter end, Acergy S.A. held directly 6,154,845 treasury shares representing 3.2% of the total issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.5% of the total issued shares.

Current Trading
The backlog for continuing operations as at August 31, 2007 was $2.7 billion, of which $0.7 billion is for execution throughout the remainder of 2007. The Group also held an additional $335 million in pre-backlog at the quarter end.

In $ millions as at:            Aug.31.07        May.31.07         Aug.31.06
-----------------------         ---------        ---------         ---------
Backlog                             2,745            3,031             2,618
Pre-Backlog (1)                       335              522               302

(1) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

                                                        [GRAPHIC OMITTED] ACERGY

Outlook
The major SURF projects, especially in West Africa which are experiencing delays, are now expected to move closer to award. Acergy anticipates material backlog growth in the months ahead, with medium to long term market trends expected to remain strong. Clarity of future revenues and the activity level in 2008 and 2009 will become evident as some of the major contracts are awarded.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
--------------------------------------------------------------------------------

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

----------------------------------------------------    --------------------------------------------------
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                                                        following period:

Date: Wednesday October 10, 2007                        Date: Wednesday October 10, 2007
Time: 3.00pm UK Time (10am EDT*)                        Time: 6pm UK Time (1pm EDT*)

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Alternatively, a live webcast and a playback facility will be available on the Group's website www.acergy-group.com

Contacts:
Julian Thomson / Karen Menzel
Acergy S.A.
UK +44 20 7290 1743 / 1744
julian.thomson@acergy-group.com / karen.menzel@acergy-group.com www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (In $ millions, except share and per share data)

                                                                 Three Months Ended            Nine Months Ended
                                                             --------------------------    --------------------------
                                                              August 31,     August 31,     August 31,     August 31,
                                                                 2007           2006           2007           2006
                                                              Unaudited      Unaudited      Unaudited      Unaudited
                                                             -----------    -----------    -----------    -----------
Net operating revenue from continuing operations                   709.2          607.0        1,909.1        1,511.4
Operating expenses                                                (547.4)        (477.0)      (1,536.0)      (1,214.6)
                                                             -----------    -----------    -----------    -----------
Gross profit                                                       161.8          130.0          373.1          296.8
Share of net income of non-consolidated joint ventures              10.8           23.7           27.6           37.8
Selling, general and administrative expenses (a)                   (53.1)         (42.5)        (150.4)        (118.8)
Impairment of long-lived tangible assets                               -           (0.7)          (0.2)          (0.7)
Gains/(losses) on disposal of long-lived tangible assets
 and subsidiaries                                                    5.7           (0.2)          12.5           (0.6)
Other operating income/(loss), net                                  (0.2)          (1.8)           0.4           (0.4)
                                                             -----------    -----------    -----------    -----------
Net operating income from continuing operations                    125.0          108.5          263.0          214.1
Interest income/(expense), net                                       2.4            4.1           11.3            9.1
Foreign currency exchange losses, net                               (3.8)          (4.1)          (4.6)          (1.2)
                                                             -----------    -----------    -----------    -----------
Net income before minority interest and taxes from
 continuing operations                                             123.6          108.5          269.7          222.0
Minority interests                                                  (2.7)          (5.8)          (3.8)          (4.5)
                                                             -----------    -----------    -----------    -----------
Net income before income taxes from continuing
 operations                                                        120.9          102.7          265.9          217.5
Income tax provision                                               (41.0)         (36.1)         (98.4)         (70.8)
                                                             -----------    -----------    -----------    -----------
Net income from continuing operations                               79.9           66.6          167.5          146.7
Income/(loss) from discontinued operations                             -          (12.8)           4.9          (13.1)
Gain on disposal of discontinued operations                            -              -              -           35.1
                                                             -----------    -----------    -----------    -----------
Net income                                                          79.9           53.8          172.4          168.7
                                                             ===========    ===========    ===========    ===========
PER SHARE DATA
Net earnings per Common Share and Common Share
equivalent
  Basic
  Continuing operations                                             0.43           0.35           0.89           0.76
  Discontinued operations                                              -          (0.07)          0.02           0.12
                                                             -----------    -----------    -----------    -----------
  Net earnings                                                      0.43           0.28           0.91           0.88
                                                             ===========    ===========    ===========    ===========
  Diluted
  Continuing operations                                             0.39           0.34           0.82           0.74
  Discontinued operations                                              -          (0.07)          0.02           0.11
                                                             -----------    -----------    -----------    -----------
  Net earnings                                                      0.39           0.27           0.84           0.85
                                                             ===========    ===========    ===========    ===========
Weighted average number of Common Shares
And Common Share equivalents outstanding
  Basic                                                            187.8          193.1          188.6          192.6
  Diluted                                                          212.1          198.3          213.6          197.9
SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                              65.3           62.4          196.6          156.5
Depreciation and amortisation                                       19.3           15.5           54.5           43.4
Dry-dock amortisation                                                4.6            4.2           12.5           11.2

(a) Selling, general and administrative expenses have been re-presented to reflect a reclassification of certain costs previously charged to operating expenses.

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In $ millions)

                                                                 As at              As at            As at
                                                               August 31,         August 31,      November 30,
                                                                  2007               2006             2006
                                                               Unaudited          Unaudited        Audited (a)
                                                             --------------    --------------    --------------
ASSETS
  Cash and cash equivalents                                           518.1             325.3             717.5
  Assets held for sale                                                  9.5              18.6              16.7
  Other current assets (b)                                            791.0             561.3             669.4
  Long-lived tangible assets, net of accumulated
   depreciation                                                       758.2             567.0             645.6
  Other non-current assets                                            161.2             146.2             160.0
                                                             --------------    --------------    --------------
    Total assets                                                    2,238.0           1,618.4           2,209.2
                                                             ==============    ==============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt                                     3.2               0.8               2.4
  Other current liabilities                                           931.6             892.8             917.1
  Long term debt                                                      506.3               8.7             507.1
  Other non-current liabilities                                        70.9              42.6              64.2
  Liabilities related to assets held for sale                             -               0.8                 -
  Minority interests                                                   14.0              18.9              18.7
  Shareholders' equity
    Common shares                                                     389.9             388.3             389.0
    Paid-in-surplus                                                   484.0             471.7             475.0
    Accumulated deficit                                               (59.8)           (222.3)           (154.3)
    Accumulated other comprehensive income                             10.8              17.1               7.5
    Treasury stock                                                   (112.9)             (1.0)            (17.5)
                                                             --------------    --------------    --------------
         Total shareholders' equity                                   712.0             653.8             699.7
                                                             --------------    --------------    --------------
         Total liabilities and shareholders' equity                 2,238.0           1,618.4           2,209.2
                                                             ==============    ==============    ==============

(a) These figures have been extracted from the audited Consolidated Financial Statements for 2006.
(b) As at August 31, 2007 a total of $nil million of claims or variation orders not formally agreed with clients has been included in other current assets. This compares to $1.7 million and $nil million of claims and variation orders included in other current assets as at August 31, 2006 and November 30, 2006 respectively.

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
                  STATEMENT OF MOVEMENT OF ACCUMULATED DEFICIT
                      FOR NINE MONTHS ENDED AUGUST 31, 2007
                                 (In $ millions)

Balance, November 30, 2006                                        (154.3)
Net income for nine months ended August 31, 2007                   172.4
Dividends paid                                                     (37.5)
Loss on sale of Treasury Stock                                     (40.4)
                                                                --------
Balance, August 31, 2007                                           (59.8)
                                                                ========

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (In $ millions)

The Company has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). The Acergy Corporate region includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                        Acergy       Acergy                  Acergy
For the three months ended                Acergy       Northern      North        Acergy     Asia &
August 31, 2007                          Africa &      EUROPE &    AMERICA &      SOUTH      MIDDLE       ACERGY
(in $ millions)                       Mediterranean     Canada     Mexico (b)    America      East       Corporate     Total
------------------------------------  -------------    --------    ----------    -------    --------    ----------   --------
Net operating revenue - external (a)          336.0       280.7           1.4       63.3        27.9          (0.1)      709.2
Net operating income/(loss)                    55.9        59.6          (3.1)      (0.7)       (5.9)         19.2       125.0
  Interest income, net                                                                                                     2.4
  Foreign exchange loss                                                                                                   (3.8)
------------------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                                123.6

                                                        Acergy       Acergy                  Acergy
For the three months ended                Acergy       Northern      North        Acergy     Asia &
August 31, 2006                          Africa &      EUROPE &    AMERICA &      SOUTH      MIDDLE       ACERGY
(in $ millions)                       Mediterranean     Canada     Mexico (b)    America      East       Corporate     Total
------------------------------------  -------------    --------    ----------    -------    --------    ----------   ---------
Net operating revenue - external (a)          258.6       294.6           0.9       19.5       33.3           0.1        607.0
Net operating income/(loss)                    23.1        59.1           0.3        0.3       (1.7)         27.4        108.5
  Interest income, net                                                                                                     4.1
  Foreign exchange loss                                                                                                   (4.1)
------------------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                                108.5

                                                        Acergy       Acergy                  Acergy
For the nine months ended                 Acergy       Northern      North        Acergy     Asia &
August 31, 2007                          Africa &      EUROPE &    AMERICA &      SOUTH      MIDDLE       ACERGY
(in $ millions)                       Mediterranean     Canada     Mexico (b)    America      East       Corporate     Total
------------------------------------  -------------    --------    ----------    -------    --------    ----------   --------
Net operating revenue - external (a)          964.5       734.8           2.0      146.9        60.2           0.7     1,909.1
Net operating income/(loss)                   119.6       131.1          (3.7)      (3.6)       (6.0)         25.6       263.0
  Interest income, net                                                                                                    11.3
  Foreign exchange loss                                                                                                   (4.6)
------------------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                                269.7

                                                        Acergy       Acergy                  Acergy
For the nine months ended                 Acergy       Northern      North        Acergy     Asia &
August 31, 2006                          Africa &      EUROPE &    AMERICA &      SOUTH      MIDDLE       ACERGY
(in $ millions)                       Mediterranean     Canada     Mexico (b)    America      East       Corporate     Total
------------------------------------  -------------    --------    ----------    -------    --------    ----------   ---------
Net operating revenue - external (a)          717.8       609.9          36.2       51.5        95.9           0.1     1,511.4
Net operating income/(loss)                    84.8       96.9            1.0        2.8         1.7          26.9       214.1
  Interest income, net                                                                                                     9.1
  Foreign exchange loss                                                                                                   (1.2)
------------------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                               222.0

                                                        [GRAPHIC OMITTED] ACERGY
(a) Two clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended August 31, 2007. The revenue from these clients was $266.2 million and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. Two clients in the nine months period ended August 31, 2007 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $758.9 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended August 31, 2006, three clients accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $335.2 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the nine months period ended August 31, 2006 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $877.6 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

(b)  Excludes discontinued operations.

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
        RECONCILIATION OF NET OPERATING INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (In $ millions, except percentages)

                                                               Three Months Ended               Nine Months Ended
                                                           ---------------------------    ---------------------------
                                                            August 31,      August 31,     August 31,      August 31,
                                                               2007            2006           2007            2006
                                                            Unaudited       Unaudited      Unaudited       Unaudited
                                                           -----------     -----------    -----------     -----------
Net operating income from continuing operations                  125.0           108.5          263.0           214.1
ADJUSTMENTS:
Add back
Depreciation and amortisation, including dry-docking
 amortisation                                                     23.9            19.7           67.0            54.6
Non-recurring Items
Impairment of long-lived tangible assets                            --             0.7            0.2             0.7
(Gains)/losses on disposal of long-lived tangible assets
 and subsidiaries                                                 (5.7)            0.2          (12.5)            0.6
                                                           -----------     -----------    -----------     -----------
Adjusted EBITDA (a)                                              143.2           129.1          317.7           270.0
                                                           -----------     -----------    -----------     -----------
Net operating revenue from continuing operations                 709.2           607.0        1,909.1         1,511.4
                                                           -----------     -----------    -----------     -----------
Adjusted EBITDA %                                                 20.2%           21.3%          16.6%           17.9%
                                                           -----------     -----------    -----------     -----------

                          ACERGY S.A. AND SUBSIDIARIES
             RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (In $ millions, except percentages)

                                                               Three Months Ended               Nine Months Ended
                                                           ---------------------------    ---------------------------
                                                            August 31,      August 31,     August 31,      August 31,
                                                               2007            2006           2007            2006
                                                            Unaudited       Unaudited      Unaudited       Unaudited
                                                           -----------     -----------    -----------     -----------
Net income from continuing operations                             79.9            66.6          167.5           146.7
ADJUSTMENTS:
Depreciation and amortisation, including dry-docking
 amortisation                                                     23.9            19.7           67.0            54.6
Impairment of long-lived tangible assets                           -               0.7            0.2             0.7
(Gains)/losses on disposal of long-lived tangible assets
  and subsidiaries                                                (5.7)            0.2          (12.5)            0.6
Interest income, net                                              (2.4)           (4.1)         (11.3)           (9.1)
Income tax provision                                              41.0            36.1           98.4            70.8
Foreign currency exchange losses                                   3.8             4.1            4.6             1.2
Minority interests                                                 2.7             5.8            3.8             4.5
                                                           -----------     -----------    -----------     -----------
Adjusted EBITDA (a)                                              143.2           129.1          317.7           270.0
                                                           -----------     -----------    -----------     -----------
Net operating revenue from continuing operations                 709.2           607.0        1,909.1         1,511.4
                                                           -----------     -----------    -----------     -----------
Adjusted EBITDA %                                                20.2%            21.3%          16.6%           17.9%
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                                                        [GRAPHIC OMITTED] ACERGY

(a) Adjusted EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus interest, taxes, depreciation and amortisation and adjusted to exclude foreign currency exchange gains or losses, minority interests, impairment of long-lived tangible assets and gains or losses on disposal of subsidiaries and long-lived tangible assets. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are an important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These non-U.S. GAAP measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group's performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with U.S. GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with U.S. GAAP), as a measure of the group's operating results or cash flows from operations (as determined in accordance with U.S. GAAP) or as a measure of the group's liquidity. The reconciliation of the group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation, excluding impairment charges of long lived tangible assets and gains and losses on disposal of subsidiaries and long lived tangible assets. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy's peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy's industry.

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